Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

30 June 2015

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 30 June 2015

Melbourne, Australia, 31 July 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), is pleased to provide its Quarterly Activities Report for the period ending 30 June 2015 and the attached Appendix 4C.

As recently announced, underpinned by a strong balance sheet, following the successful capital raise in March 2015, the Company has launched an initiative to reinvigorate the pathway to Peer-Review Publication. Attaining such publications in medical journals will help to further strengthen the Company’s commercial position and accelerate reimbursement discussions with private payers. In addition, the Company plans to conduct three U.S. clinical studies and is also currently in the process of preparing for the presentation of recently completed scientific validation studies.

The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen™ test as well as created two health economic models to demonstrate potential cost savings and health benefits associated with the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus®, the research undertaken and published based on the original version of the test remains applicable to the new iteration.

Clinical support for BREVAGenplus was further enhanced with the release of findings from a new research study showing that adding a panel of 77 single-nucleotide polymorphisms (“SNPs”) improves the predictive accuracy of four commonly used breast cancer risk assessment models. This same panel of 77 SNPs is used in the Company’s BREVAGenplus test. Results of the study were presented at the 2014 San Antonio Breast Cancer Symposium, on December 13, 2014.

Further scientific validation studies of BREVAGenplus have recently been completed and the Company expects to announce the results along with the anticipated publication of the first such study by the end of Q1 FY16. Supplementary scientific analysis supporting these studies is also nearing completion, with follow-up results expected to be released in Q2 FY16.

Even though the BREVAGen concept has already demonstrated market acceptance, the Company recognises that in order to secure wider commercial payer coverage and or to improve the level of commercial payer payments currently received, it needs to provide additional evidence that demonstrate the impact of the test on treatment decision-making that is aligned with payer evidence requirements. As such, the Company is about to commence a series of clinical utility studies that will provide further evidence to support the product’s value proposition and clinical benefits.

Genetic Technology Limited CEO Mr. Eutillio Buccilli commented “The data generated from the additional studies and clinical trials is indicative of our conviction in BREVAGenplus and long-term strategic approach to investing in a scientific publication program designed to strengthen the commercial position for this flagship test.”

The first of three clinical trials planned is scheduled to begin in Q2 FY16 with completion expected before the end of FY16. Two longer-term clinical trials are also expected to commence within the current financial year and are designed to run for up to two years. One of the longer term studies will be prospective in design looking at patient outcomes, with the other being retrospective, assessing the impact of the test on MRI screening rates.

“With a strong balance sheet and costs firmly under control, management is now able to focus on managing the business and driving commercial growth,” concluded Mr. Buccilli.

OPERATIONS

Financial summary

For the June 2015 quarter, 425 BREVAGenplus test samples were received, (FY15: 2,659 BREVAGen/BREVAGenplus test samples received versus previous corresponding period (PCP: 3,935).

Total cash receipts from customers during the quarter ended 30 June 2015 were $0.7m, taking the equivalent figure to $2.8m for the full financial year ended on that date. (PCP: $4.8m). This corresponding period revenue includes revenue generated from the Australian heritage business that was divested on 19 November 2014.

A review of the Company’s latest Appendix 4C clearly shows that the Company is beginning to reap the benefits of the restructure and cost control measures introduced with the June quarter cash spend, on operating activities, down $0.3m on the previous quarter, to $2.6m. Based on the June quarter run rate, the annualised cash spend equates to $10.4m (FY14: $15.3m), representing a reduction in cash spend of 31%. Expressed in constant currency terms, this would approximate a 34% reduction.

BREVAGenplus breast cancer risk test

In October 2014, the Company announced the US release of BREVAGenplus, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer, which represents a marked enhancement in accuracy and broader patient applicability over the Company’s first generation BREVAGen product. The main enhancement in the test is the inclusion of 77 SNPs in the test panel compared to 7 for BREVAGen. BREVAGenplus is also validated for use in African American and Hispanic women, unlike its predecessor, greatly expanding the population of women whom it is applicable to. Results from BREVAGenplus provide physicians with valuable information to assist in developing a patient-specific Breast Cancer Risk Reduction and Screening Plan based on professional medical society guidelines, such as the American Cancer Society (ACS) (www.cancer.org) and The National Comprehensive Cancer Network (NCCN) (www.nccn.org).

Prior to the release of BREVAGenplus, the Company revised its sales and marketing strategy to focus on large comprehensive breast treatment and imaging centres, in concert with its ongoing approach to independent physician and women’s healthcare providers. Comprehensive breast centres are more complex entities with a longer sales cycle, however, they offer much higher and more stable long-term revenue potential.

The Company is pleased to advise that all 8 of the comprehensive breast centres previously reported to have expressed their intentions to offer BREVAGenplus, have to date each provided test samples. With additional breast health centres expected to follow suit later in calendar year 2015, sales growth is expected to accelerate as these breast health centres, with their attendant large number of at-risk and appropriate patients continue to adopt BREVAGenplus.

The Company continues to work closely with these pivotal breast health centres and referring health care practitioners to ensure the creation of a personalised comprehensive breast cancer risk assessment approach in which BREVAGenplus plays an integral role.  In this way, the Company aims to reinforce the benefits of the test, ease its adoption by the new clinics and ensure its routine use by them.

The Company’s pre-raising cash position was a huge impediment to BREVAGenplus sales and, in conjunction with the change in the Company’s sales and marketing strategy, with its inherent longer sales cycle, did lead to a plateauing of sales over Q3 and Q4, FY15. The Company’s weak cash position saw a number of US sales representatives leave the Company very early in Q3 FY15 (pre the March 2015 capital raise). The departures have ultimately worked to the Company’s longer term advantage, with the accelerated natural attrition enabling the Company to more easily restructure its US sales force. The sales force re-build process is near complete, with sales coverage expected to be back to full strength by the end of August 2015.

Reimbursement:

Up until the end of the 2012 calendar year, insurance claims for BREVAGen were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of the above changes the Company now uses a miscellaneous code when submitting claims for reimbursement from insurers.  As part of this transition, the list price for the BREVAGen test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  Importantly, notwithstanding this, the Company did not seek to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGen test under its “Patient Protection Program.”

Though the Company’s reimbursement per test (including write-offs and denials for non-coverage) has increased by more than 30%, the use of a miscellaneous code requires more administration and time by the Insurance Company to adjudicate and process the claim, thus increasing the time taken to receive reimbursement.

Clinical utility studies and peer-review publications to drive reimbursement outcome:

As recently announced, the Company has launched an initiative to reinvigorate the pathway to Peer- Review Publication. Attaining such publications in medical journals will help to further strengthen the Company’s commercial position and accelerate reimbursement discussions with private payers.

The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test as well as created two health economic models to demonstrate potential cost savings and health benefits associated with the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus, the research undertaken and published based on the original version of the test remains applicable to the new iteration.

Following is a list of peer-reviewed publications on the BREVAGen test, to date:

1)             “Cost-effectiveness of a Genetic Test for Breast Cancer Risk”. Cancer Prevention Research. 2013 Dec;6(12):1328-36.

2)             “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy”. Applied Health Economics and Health Policy. 2014 Apr;12(2):203-17.

3)             “Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model”. Breast Cancer Res Treat. 2013 Jun;139(3):887-96.

4)             “Assessment of clinical validity of a breast cancer risk model combining genetic and clinical information”. J Natl Cancer Inst. 2010 Nov 3;102(21):1618-27.

And supporting presentations:

1)             Jacoby E, DiCicco, Allman R. (2013). Impact of genomics on the assessment and management of breast cancer risk in a women’s healthcare clinic. Proceedings of the National Consortium of Breast Centres March 2013.

2)             Fohlse HJ, Dinh TA, Allman R. (2013). Genetic testing for breast cancer risk estimation — A cost-effectiveness analysis. Presented at The California Pacific Medical Centre Breast Cancer Risk Assessment Workshop June 2013.

3)             Fohlse HJ, Dinh TA, Allman R. (2013). Genetic testing for breast cancer risk estimation — A cost-effectiveness analysis. Presented at the San Antonio Breast Cancer Symposium December 2013.

While these papers remain relevant to the BREVAGenplus test, they:

1)             Underestimate its improved performance, due to its inclusion of a greatly expanded single-nucleotide polymorphism (SNP) panel; and

2)             Do not capture the performance of BREVAGenplus in African American and Hispanic women, two groups for which the first iteration of the test was not validated.

Even though the BREVAGen concept has already demonstrated market acceptance, the Company recognises that in order to secure wider commercial payer coverage and or to improve the level of commercial payer payments currently received, it needs to provide additional evidence that demonstrate the impact of the test on treatment decision-making that is aligned with payer evidence requirements. As such, the Company is about to commence a series of clinical utility studies that will provide further evidence to support the product’s value proposition and clinical benefits.

The first of three clinical trials planned is scheduled to begin in Q2 FY16 with completion expected before the end of FY16. Two longer-term clinical trials are also expected to commence within the current financial year and are designed to run for up to two years. One of the longer term studies will be prospective in design looking at patient outcomes, with the other being retrospective, assessing the impact of the test on MRI screening rates.

The data obtained from these studies will be utilised in direct contracting discussions with insurers and self-insured employer groups. Peer-reviewed publications demonstrating the product’s utility in terms of patient outcomes and its impact on healthcare costs is the most powerful marketing tool for a product like BREVAGenplus. Such publications are crucial in convincing physicians’ to use a product and how much payers will pay for its use.

The Company is confident that further publications will ultimately lead to wider commercial payer coverage and or to improve the level of commercial payer payments currently received.

LICENSING AND IP

Non-Coding Assertion Program

As reported previously, on the 30 October 2014, Judge Stark issued a Memorandum Opinion finding Claim 1 of the GTG’s foundation ‘179 patent ineligible and granted that Motion to Dismiss. Legal Counsel has now prepared an appeal to the decision in the Federal Circuit. It is anticipated that the appeal will be argued in September 2015, with a decision being issued between December 2015 and June 2016. Counsel sought and achieved a stay of all non-appealed actions pending resolution of the Appeal. Several of those cases are asserted against major pharmaceutical companies.

If the appeal is successful in overturning Judge Stark’s decision, the pending cases will be resumed.

CORPORATE MATTERS

NASDAQ Notice

On May 4 2015, the Company reported that the second of two Nasdaq deficiencies, previously notified to the market, had been successfully remediated.

On 6 November 2014, the Company announced that it had received a letter dated 5 November 2014, from the Nasdaq Stock Market notifying the Company that, companies listed on the Nasdaq Capital market are required to maintain a minimum of USD 2.5 million in stockholder’ equity for continued listing. Since the Company’s Form 20-F, for the fiscal year ended June 30 2014, reported stockholders’ equity of approximately USD 1.7 million, the Company did not meet the alternatives of market value of listed securities or net income from continuing operations, the Company no longer complied with the Nasdaq Marketplace Listing Rules (the “Rules”).

The letter stated that in accordance with the Rules the Company had 45 calendar days, or until 22 December 2014, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant the Company an extension of up to 180 calendar days from November 5, 2014 to evidence compliance.

On 28 January 2015, the Company received a letter from Nasdaq, dated 27 January 2015, advising that it had been granted an extension of time (on or before May 4, 2015) to regain compliance with the minimum stockholders’ equity requirement.

The Company is of the view that it has now regained compliance with the stockholders’ equity requirement based upon the following transactions that have been reported to the Market since September 2014, as follows:

•                  during September 2014, the Company finalised the raising of $2,150,000, via the issue of unlisted secured (debt) notes;

•                  on 19 November 2014, the Company announced that it had completed the sale of the Company’s heritage Australian genetics business for $2,000,000, in cash;

•                  on 30 December 2014, the Company advised of the issue of new shares, via the Share Purchase Plan (“SPP”) raising $257,500, before associated costs;

•                  the receipt of $1,844,500 since 30 January 2015, from the exercise of options to purchase more shares in the Company, which were attached to the unlisted secure debt note issued;

•                  as at the date of this announcement, the Company has received $2,603,111, before associated costs, via the issue of equity as part of the standby Equity Placement Facility Agreement, with the Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd; and

•                  on 6 March 2015, the Company announced the raising of approximately $18.6 million, before associated costs, from professional and sophisticated investors in the United States.

On 27 April 2015, the Company announced, as part of its Appendix 4C of the ASX Listing Rules, that it had cash on hand, as at 31 March 2015, of $20,176,450.

As at 31 March 2015, the net assets position of the Company stood at $21 million (approximately USD 16 million), which satisfies the Nasdaq stockholders’ equity requirement for continued listing.

Note that these rules only apply to the Company’s common stock trading on the Nasdaq Capital Market and not the Company’s share trading on the Australian Securities Exchange, the Company’s home exchange.

Financing

On 15 September 2014, the Company announced plans to restructure and realign its group activities. The changes proposed would enable the Company to focus its strategy on the U.S. molecular diagnostics market and commercialisation of the Company’s lead breast cancer risk test BREVAGen. The aim being to provide investors with a focused molecular diagnostic company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base.

In support of these plans, the Company finalised the raising of $2.15M via the issue of unlisted secured (debt) notes, with a face value of $1.00, to existing and new Australian institutional and wholesale investors during September 2014. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes, which can be converted into ordinary shares (at a 10.0% discount to the 5 day VWAP). The convertible notes also carry free attached options to purchase further shares in the Company.

As at 31 March 2015, $2,125,000 of the convertible notes, together with the capitalised interest, had been converted into 150,961,041 ordinary shares in the Company. As at the date of this report, there are $25,000 convertible notes still remaining to be converted.

On the 22 January 2015, the Company announced that it had entered into a $24 million Standby Equity Placement Facility Agreement with the Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment and advisory firm, to strengthen the Company’s funding position.

Under the Agreement, Kentgrove Capital may provide the Company with up to $24 million of equity capital via placements over the next 24 months. Proceeds from the Facility will be used to fund the growth of the Company’s flagship lead breast cancer risk test, BREVAGenplus and for general working capital.

Under the Agreement, the Company can determine whether or not it will request a subscription from Kentgrove Capital, can set the time period of the placements, the maximum amount of the placements and the minimum issue price. For each placement made via the Facility, shares will be issued at a 5% discount to a volume weighted average price (VWAP) over the placement time period.

At the date of this report, the Company has received $2,603,111 (before associated costs) via the issue of equity placements by Kentgrove Capital Growth Fund as part of the Standby Equity Placement Facility Agreement.

Key Managerial Changes

As announced on 12 June 2015, Mr. Eutillio Buccilli, was appointed Director of the Company on “casual appointment”, in that the new appointee will be required to submit himself for re-election at the upcoming AGM, as per article 19.4 of the Company’s Constitution.

On 15 June 2015, the Company announced the appointment of Mr. Brian Manuel as Chief Financial Officer, effective 15 June 2015.

Signed on behalf of Genetic Technologies Limited

/s/ Eutillio Buccilli	Dated this 31st day of July, 2015
Eutillio Buccilli
Executive Director & Chief Executive Officer

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended ("current quarter")
17 009 212 328	30 June 2015

Consolidated statement of cash flows

			Current quarter (June 2015) A$	Year to date A$
	Cash flows related to operating activities			
1.1	Receipts from customers		650,150	2,767,903
1.2	Payments for	(a) staff costs	(762,032)	(5,871,289)
		(b) advertising and marketing	(99,664)	(798,547)
		(c) research and development	(94,062)	(346,793)
		(d) leased assets	-	-
		(e) other working capital	(1,693,616)	(6,171,499)
1.3	Dividends received		-	-
1.4	Interest and items of a similar nature received		10,884	39,951
1.5	Interest and other costs of finance paid		(8,475)	(38,473)
1.6	Income taxes paid		-	-
1.7	Grant and other income		165,188	165,188
	Net operating cash flows		(1,831,627)	(10,253,559)

+ See chapter 19 for defined terms.

17/12/2010
NY 245333205v1
Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Consolidated statement of cash flows (cont.)

		Current quarter (June 2015) A$	Year to date A$
1.8	Net operating cash flows (carried forward)	**(1,831,627)**	**(10,253,559)**
	Cash flows related to investing activities		
1.9	Payment for the acquisition of:		
	a) businesses (item 5)	-	-
	b) equity investments	-	-
	c) intellectual property	-	-
	d) physical non-current assets	**(29,772)**	**(192,052)**
	e) other non-current assets	-	-
1.10	Proceeds from the disposal of:		
	a) businesses (item 5)	-	-
	b) equity investments	-	-
	c) intellectual property	-	-
	d) physical non-current assets	-	**57,094**
	e) joint venture interest		-
	f) other assets	-	**2,100,895**
		-	
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities (refer note below)	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(29,772)**	**1,965,937**
1.14	**Total operating and investing cash flows**	**(1,861,399)**	**(8,287,622)**
	Cash flows related to financing activities		
1.15	Net proceeds from the issue of shares	**(28,495)**	**21,490,439**
1.16	Equity transaction costs	-	-
1.17	Net proceeds from borrowings	-	-
1.18	Net proceeds from the issue of unlisted secured debt notes	-	**1,999,500**
1.19	Dividends paid	-	-
	Net financing cash flows	**(28,495)**	**23,489,939**
	Net increase / (decrease) in cash held	**(1,889,894)**	**15,202,317**
1.20	Cash at beginning of quarter / year to date	**20,176,450**	**2,831,085**
1.21	Exchange rate adjustments	**54,801**	**307,955**
1.22	**Cash at end of quarter**	**18,341,357**	**18,341,357**

+ See chapter 19 for defined terms.

Appendix 4C Page 2
NY 245333205v1
17/12/2010

Appendix 4C Quarterly report for entities admitted on the basis of commitments Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities 1.23 Aggregate amount of payments to the parties included in item 1.2 1.24 Aggregate amount of loans to the parties included in item 1.11 1.25 Explanation necessary for an understanding of the transactions Non-cash financing and investing activities 2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows 2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest Financing facilities available Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2). 3.1 Loan facilities 3.2 Credit standby arrangements Hire purchase facility + See chapter 19 for defined terms. 17/12/2010 NY 245333205v1 Appendix 4C Page 3 Amount available $A Amount used $A - - - - None during the quarter under review None during the quarter under review The amount included at Item 1.23 includes $85,039 paid to Directors during the quarter in respect of fees and superannuation. Current quarter $A 85,039 -

Appendix 4C Quarterly report for entities admitted on the basis of commitments Reconciliation of cash Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows: 4.1 Cash on hand and at bank 4.2 Term deposits 4.3 Bank overdraft 4.4 Commercial Bills of Exchange Total cash at end of quarter (item 1.23) Acquisitions and disposals of business entities 5.1 Name of entity 5.2 Place of incorporation or registration 5.3 Consideration for acquisition or disposal 5.4 Total net liabilities 5.5 Nature of business Compliance statement 1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX. 2 This statement does give a true and fair view of the matters disclosed. Sign here: /s/ Brian Manuel......... Date: 31 July 2015 CFO/ Company Secretary Print name: Brian Manuel + See chapter 19 for defined terms. Appendix 4C Page 4 NY 245333205v1 17/12/2010 Acquisitions (Item 1.9(a)) Disposals (Item 1.10(a)) Not applicable Not applicable Current quarter (June 2015) $A Previous quarter (March 2015) $A 18,341,357 20,176,450 - - - - - - 18,341,357 20,176,450

Appendix 4C Quarterly report for entities admitted on the basis of commitments Notes 1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report. 2. The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requested by AASB 107 that are not already itemised in this report. 3. Accounting Standards.ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with. + See chapter 19 for defined terms. 17/12/2010 NY 245333205v1 Appendix 4C Page 5